NOBLE MOBILE

Get Paid To Use Your Phone Less


noble
mobile
0:00 / 2:03

noblemobile.com New York, NY

Technology | Fintech & Finance | Notable Angel | B2C | Mobile Apps

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Launched nationwide in September 2025 as the first mobile carrier that pays you to use it less.
2. Raised $10.3M led by Corazon Capital, Scott Galloway, Andrew Yang, Jim McKelvey (Square), & others.
3. Licensed hundreds of millions of dollars of data from T-Mobile to offer premium 5G to Noble Members.
4. Secured advisory agreements with Charlamagne Tha God, Tim Urban, Sara & Erin Foster, & more.
5. Featured in The New Yorker, TechCrunch, INC, Pitchfork, NY Post, USA Today, and other major outlets.
6. Partnered with leading brands aligned to Noble's vision: Calm, GetYourGuide, Crunch Fitness & more.
7. Hosted phone-free events attracting thousands of people in multiple cities across the country.
8. Recruited world-class talent from top firms including Microsoft, WeWork, Capital One & UBS.

Featured Investors



Scott Galloway Follow
Notable Investor

Scott Galloway is a marketing professor at NYU's Stern School of Business, recognized as one of the world's top business professors by Poets & Quants. A serial entrepreneur, he has founded nine companies, including Prophet, RedEnvelope, L2 and Section.

"Noble Mobile flips the classic telecom model by rewarding users for less data usage. It's transparent, it's fair, and it's exactly what consumers deserve. I'm excited to back this disruptor."



Jim McKelvey Follow

Co-Founder of Square



David Ko Follow

David Ko is the CEO and serves on the Board of Directors of Calm, the #1 mental health app to help you sleep more, stress less, and live mindfully. Previously, David co-founded Ripple Health Group, which was acquired by Calm in 2022.

"I was drawn to Noble because in the same way Calm modernized meditation and sleep for the mobile era, Noble is innovating how people connect with their devices. Phones are central to our lives, but too often the business models behind them push us toward overuse. Noble flips that by rewarding people for mindful use. It's an approach that aligns with my belief that technology should serve people, not exploit them."

Corazon Capital Follow

Founded by Sam Yagan & Steve Farsht, Corazon Capital empowers like-minded founders to pursue their audacious vision with been-there advice and a long-term partnership.

audacious vision with been-there advice and a long-term partnership.
corazon.com

Phil Schwarz, Partner

"For most Americans, their mobile phone bill is one of their top five recurring expenses. However, mobile carriers provide a commodity product to consumers, who are stuck between overpaying for a high-priced plan or using a discount brand with hidden fees and overages. Furthermore, consumers get little tangible value from their mobile carriers. Noble Mobile changes the game. It, of course, provides high-quality mobile coverage, but it is also the first and only brand where consumers can expect more from their mobile carrier: Noble Mobile will reward members with cash back for unused data, and provide them opportunities to grow their rewards over time. This can not only help consumers save more and more over the life of their phone plans, but also drive consumers to unplug and use their phones a bit less --- a motivation that all of us can agree is beneficial."

Team



Andrew Yang Co-Founder & CEO SPV Voting Proxy

Andrew is a serial entrepreneur, author, and former 2020 Presidential Candidate. He is the former CEO of Manhattan Prep (sold to Kaplan), founder of Venture for America, and has raised millions to advocate for a more human-centered economy nationwide.

Andrewyang.com



Zach Graumann Co-Founder & President

Zach is an entrepreneur, author, and former campaign manager for Yang's 2020 presidential run. His is the co-founder of a multi-million dollar social enterprise, SuitUp, and was the former head of Client Philanthropy Solutions at UBS.



Ethan Dunn Co-Founder & COO

Ethan was Yang's Deputy Campaign Manager and the co-founder of Humanity Forward, where he led efforts to distribute $10M in cash relief to thousands of Americans in need during COVID. He formerly worked in Strategy at Capital One and is a Duke graduate.

Noble Mobile — Get Paid to Use Your Phone Less

Noble is a bold new mobile carrier built on a mission to put you in control of your time, data, and wallet. It's not just about saving on your bill; it's about making your data work for you. Noble is the first carrier to combine the flexibility of an unlimited plan on the T-Mobile 5G network with the control of getting cash back for any of the data you don't use. With fair practices, real rewards for using less, and a focus on your future, Noble helps you make smarter decisions - finally, a carrier that values your time and money. Join us as we shake up the industry with transparency, fairness, and a customer-first mindset that puts money in your pocket and power back in your hands.

Our Story

Co-founded by Andrew Yang and key players from his iconic 2020 presidential campaign, Noble Mobile was started by trying to answer a simple question — *how can we make Americans less financially miserable?*

There are a number of costs that are making Americans unhappy right now:

1. Housing

2. Health Care

3. Education

4. Food

5. Fuel

6. Transportation

7. Wireless / Data / Internet

Inspired by what Mark Cuban did with CostPlus Drugs, data felt like an area this team could tackle. Americans spend about $300 billion a year on our cellphone services and data through companies, and the average American is spending over $1,000 per year ($83/month). There's a lot of excess in there; the big carriers – Verizon and AT&T in particular - are paying shareholder dividends of over $18 billion per year and spending billions more on marketing and storefronts. In other countries, people are paying less than half as much for their wireless as we are. There's a data tax of billions that most Americans don't think about.

90% of Americans are using one of the big-3 carriers, and generally paying for the all-you-can-eat data buffet. The rest of the market is competing on price — as cheap of a plan you can find. There wasn't a values-based wireless carrier in the U.S. Market. We could build one. One that valued your time, and your wallet. The first phone plan that gave you unlimited data when you want it, and cash back when you don't.

So we went to the T-Mobile headquarters and hammered out a deal. We raised over $10 million from our friends and investors. And Noble Mobile was born.


NOBLE IS A NEW
MOBILE CARRIER THAT
PAYS YOU TO USE IT LESS.

Why Invest in Noble?

We see a major opportunity in mobile. We believe the following market trends are in Noble's favor as we grow:

1. There is no values-brand in mobile today. Most brands are either a commodity (big-3 carriers), or compete on price (budget carriers like Mint, Cricket, Boost, etc).

2. The U.S. is significantly behind Europe and other markets with MVNO (Mobile Virtual Network Operator) adoption, with only 10% market penetration compared to 20-40% in other countries.

3. The movement of Americans looking to use their phones less is real, with 53% of Americans wanting to cut down their phone usage (Harmony Healthcare IT). Jonathan Haidt's book, *The Anxious Generation*, has been a *New York Times* best seller for over 70 weeks and has inspired millions of Americans to prioritize less screen time for kids and families.

4. The path for success was blazed by Ryan Reynolds and Mint Mobile. Mint was on the T-Mobile network and was acquired for $1.35 billion in 2023 by T-Mobile. T-Mobile has strong financial incentives to buy the subscribers of the brands they white-label their data to.

5. There is a massive-middle that is being un-tapped, with budget carriers offering $15-$40/month plans (often with many hidden fees), and big-3 carriers offering $80-$120/month options.

6. 5G towers have made network quality across carriers nearly identical. The big 3 carriers — Verizon, AT&T, and T-Mobile — have essentially reached parity in terms of network quality. This is a branding and pricing opportunity that is massively untapped in the U.S. market today.

7. The ability to switch carriers has never been easier — you can keep your current number, switch online (and on your phone), and eSIMs on every device manufactured from 2018 on prevent the need for clunky physical SIM cards or in-person support.

8. Unique value-prop — Noble is the first phone plan that pays you to use it less (more info below).

9. Data as a service. We believe data is increasingly a commodity: we all need it and we can get it from anywhere. The future successful mobile carriers will compete on values, identity, and brand. We believe we can layer on additional services such as banking, mental health perks, unique content, and IRL experiences (concerts, trips, etc). And we believe we're ahead of the curve.

10. With AI's takeover on the horizon and the job market shrinking, Americans will be proactively looking to save money each month. This has already happened with cable TV and cord-cutting. Mobile is the next monthly cost on the chopping block in every American household.

11. The Noble team has assembled a group of influential figures we know can move product from our work in tech, media, and presidential politics.

12. With Yang as CEO, the Noble team has experienced operators at every position in the company to build and sustain a best-in-class brand.

How it Works

One unlimited plan powered with the T-Mobile Network. Cash back for data you don't use.

Every month you use less than 20GB (most people use only 10GB), you'll earn cash back. Members can earn up to $20 in cash back each month, which they can take out immediately, apply to their next bill, or keep with Noble and we'll grow it at 5.5% annually. If you go over 20 GB– all good – start earning again next month. The less you use, the more you earn!

Noble Mobile's "No-Bull Plan" Offers a Simple, Transparent Alternative:

- Cash Back for Less Data: Members who use under 20GB/month receive cash back rewards, which can grow by 5.5% annually as a reward for staying a member.

- Premium Unlimited: Powered with the T-Mobile network for unlimited talk, text, and 5G high-speed data, plus Noble Global international coverage for just $5/day (as opposed to $10+/day for travel pass on Verizon and AT&T).

- Transparent Pricing: One straightforward monthly plan. No contracts. No hidden fees.

- Privacy Commitment: Noble is built with robust data protections and a firm promise: your data will never be sold.

- Mindful Tech Tools: Features that help members monitor and manage screen time, supporting more intentional phone use.

- Loyalty Perks: Members earn more cash back the longer they stay, plus receive perks to support financial well-being, physical and mental health, and community connection. Some of these loyalty perks include exclusive discounts to premium brands aligned with Noble's mission to end Americans' Brain Rot – including Calm, Get Your Guide, Back Market, and others.




noble
ETHAN'S
DASHBOARD
DATA DIVIDEND
Money you've earned by using less
All Lines
Cash Back
$13.31
Data Usage
Cash Back (Current)
6.5/20 GB

Who's Behind Noble?

Founded by entrepreneur and former U.S. Presidential candidate Andrew Yang, Noble Mobile is also backed by trailblazing business leaders, including Scott Galloway, NYU Stern marketing professor and bestselling author. Other major investors include Corazon Capital, Circle Ventures, Idea Fund Partners, Oversubscribed Ventures, Hustle Fund, Brown Angel Group, Acquired Wisdom Fund, Jim McKelvey (founder of Square), and David Ko (CEO of Calm and Member, NYU Board of Trustees).

In addition, Noble has a number of creators and advisors backing the brand, including Charlamagne tha God, Tim Urban, Sara & Erin Foster and many more.

Lastly, the team is composed of experienced entrepreneurs, marketers, MVNO experts, and engineers who are all-in on building a "Good Guys of Mobile" brand that disrupts an industry that is long overdue for some innovation.

The Round

We love community rounds for a bunch of reasons:

1. It makes investing more accessible to normal people.

2. It gives a company a chance to reward and activate early adopters.

3. It democratizes the kind of returns that an early-stage company can generate.

Hear from our CEO & Co-Founder, Andrew Yang, during a live Q&A about this round here.

With investors like Scott Galloway and Corazon Capital, Noble already has a level of resources and institutional credibility. But there's nothing like a movement of people to kickstart widespread adoption and awareness. We all love to trumpet things that we have a stake in, whether it's emotional or financial.

We wanted to let our Noble Members and broader community get a piece of the upside of Noble, so we've opened a small round for our community to invest, alongside this high-caliber team. Plus, any investors in our community round will receive some exciting perks, like free months Noble Membership, and VIP status at any of our OFFLINE parties across the country. We'd love for you to be a part of our mission to save Americans billions on wireless bills, and have real incentives to be more present every day.


PLEASE
PUT
YOUR
PHONE
DOWN
noble
mobile



FAQ

How does this work?

1. Enter the amount you want to reserve in the top right corner, and click "Reserve".

   ○ You can reserve as little as $100, or as much as your legal maximum (determined in the Wefunder checkout flow).

2. On the next page, you'll be prompted to create a Wefunder account, or log in to your existing account if you already have one.

3. Confirm your reservation:

   ○ Wefunder will reserve your chosen amount. When the campaign ends, you'll confirm your reservation, sign the final investment contracts, and the funds will be sent to Noble.

   • If we exceed our maximum allocation, we may need to refund some contributions (more on refunds below).

What happens if the $100k maximum allocation is exceeded?

If we are oversubscribed, we may need to refund you some or all of your reservation amount. In this case, we will be prioritizing our Noble Members first, and will accept investments from non-customers after this.

I'm a Noble Member. What happens if I don't use my Noble email address on Wefunder?

It will be easier for us to confirm that you are a Noble Member if your Wefunder email address matches your Noble email address. But if your Wefunder email is different to your Noble email, we will still try to include your investment when we close the round.

What is the minimum investment?

The minimum check size is $100USD.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can at least $2,500 (per year). How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest in the Wefunder checkout flow.

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for Noble as an investor?

No. All you have to do is invest.

When will my investment leave my account?

If you fund your Wefunder Cash account, your funds will move from your account immediately, similar to online shopping. You can also choose to wait to fund your reservation until after we've filed our legal paperwork with the SEC (Securities and Exchange Commission). Once we've filed with the SEC you'll be able to pay via bank account, wire transfer, credit card, or check.

Wefunder will email you to confirm your commitment once we file our Form C with the SEC. Once you confirm and the campaign is closed, the funds are sent to Noble by Wefunder. This is irreversible and finalized investments cannot be refunded.

For other questions, please check out Wefunder's FAQs or contact support@wefunder.com.

